RICHEMONT



02060509

<u>**Via airmail**</u>

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

2 December 2002

     Re: Compagnie Financière Richemont AG/Richemont
              <u>S.A.   (File No. 82 - 4102) -- Rule 12g3 - 2(b)</u>

Ladies and Gentlemen

     In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the announcement in French and German disclosing the number of Richemont A-units acquired under the terms of the unit buy-back scheme to 21 November 2002. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

     Please call the undersigned at +41 41 710 33 22 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

     Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

                                   Very truly yours,

                                   pp Ellen Stijl
                                   Alan Grieve

Enclosures

cc: Mr Richard L Muglia
       Ms Karen Shell

ANNONCE PERIODIQUE CONCERNANT <LE PROGRAMME DE RACHAT DE COMPAGNIE FINANCIÈRE RICHEMONT AG

Informations concernant le négoce de Compagnie Financière Richemont AG dans ses propres "A" units, conformément à la recommandation de la Commission des OPA du 6 septembre 2002:

Période concernée:	**du 8 novembre 2002 au 21 novembre 2002**

Nombre de "A" units achetées:	**0**
Nombre de "A" units vendues:	**0**

Nombre net de "A" units acquises depuis le début du programme de rachat (commencé le 12 septembre 2002):	**0**

Nombre des "A" units qui ont été (affectées)/repris à un programme d'intéressement des cadres orienté sur le long terme (net):	**0**

Position nette en "A" units au 21 novembre 2002	**18'028'000**

Le programme de rachat porte sur un maximum de 6'500'000 "A" units (soit un maximum de 1.13 % du capital et 0.62 % des droits de vote).

Date:	**le 22 novembre 2002**
Société:	Compagnie Financière Richemont AG
Personne:	Alan Grieve
Téléphone:	041 710 33 22

PERIODISCHE MELDUNG ZUM RÜCKKAUFPROGRAMM
DER COMPAGNIE FINANCIÈRE RICHEMONT AG

Angaben betreffend die Handelstätigkeit der Compagnie Financière Richemont AG in eigenen "A" Units gemäss der Empfehlung der Übernahmekommission vom 6. September 2002:

Periode:	**8. November 2002 bis 21. November 2002**

Anzahl der gekauften "A" Units:	**0**
Anzahl der verkauften "A" Units:	**0**

Anzahl der seit Beginn des Rückkaufsprogrammes erworbenen "A" Units (netto / Beginn 12. September 2002):	**0**

Anzahl "A" Units die einem langfristigen Exekutiv-Leistungs- programm (zugewiesen)/zurückgenommen wurden (netto):	**0**

Nettobestand an eigenen "A" Units per 21. November 2002:	**18'028'000**

Das Rückkaufprogramm umfasst maximal 6'500'000 "A" Units (oder maximal 1.13 % des Aktienkapitals und 0.62 % der Stimmrechte).

Datum:	**22. November 2002**

Gesellschaft:	Compagnie Financière Richemont AG
Person:	Alan Grieve
Telefon:	041 710 33 22